THOMPSON, HICKEY, CUNNINGHAM, CLOW, APRIL & DOLAN, P.A.
Attorneys And Counselors At Law
                                                     Daniel H. April
                                                          Janet Clow
                                                 David F. Cunningham
                                                    Patrick J. Dolan
                                                      John M. Hickey
                                                C.W.N. Thompson, Jr.


                         October 11, 2011

                                               Via Electronic Filing

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Thornburg Investment Trust
     Registration Number under the Securities Act of 1933; 33-14905 Registration Number under the Investment Company Act of 1940; 811-05201

Ladies and Gentlemen:

     In accordance with Rule 17g-1(g)(1)(ii) under the Investment
Company Act of 1940, we enclose for filing the following items:

     1.   A copy of the form of bond;

     2. A copy of resolutions adopted by the Trustees of Thornburg Investment Trust approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Trust; and

     3. A copy of the form of agreement among the Trust and other named insureds on the bond respecting recoveries under the bond.

     As of the date of this letter, the premiums for coverage have been paid through September 30, 2011; the Trust has not yet received the bill for premiums owing through September 30, 2012. The Trust would have been required under Rule 17g-1 to provide and maintain a single insured bond in the amount of $2,500,000.

                              Very truly yours,

                              /s/ DANIEL H. APRIL
                              --------------------------
                              Daniel H. April

Enclosures: Listed Above.

460 St. Michael's Drive                         Tel.: (505) 988-2900
Suite 1000                                             Extension 103
Santa Fe, New Mexico 87505                       Fax: (505) 988-2901
                       E-mail: dan_april@catchlaw.com
                       Web Address: www.catchlaw.com